Exhibit 99.1
STATS ChipPAC Ltd.
Reg No.: 199407932D
FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT
Financial Statements for the Three and Six Months Ended June 28, 2009.
These figures have not been audited.
STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”) and its subsidiaries (collectively, the “Group”) provide a full range of semiconductor test and packaging services. The Group has operations in Singapore, South Korea, China, Malaysia, Thailand, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States, its principal market.
The Group’s financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”), but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 28, 2008 included in STATS ChipPAC’s 2008 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. The second quarter of 2009 ended on June 28, 2009, while the second quarter of 2008 and fiscal year 2008 ended on June 29, 2008 and December 28, 2008, respectively.
All amounts are expressed in United States dollars unless otherwise indicated.
Certain of the statements in this report are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ include, but are not limited to, extent of deterioration in general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; customer credit risks; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreak of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 9, 2009. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.

STATS ChipPAC Ltd.
Reg No.: 199407932D
Other Events
On May 22, 2009, STATS ChipPAC Ltd. (the “Company”) filed a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s reporting obligations under the Exchange Act were immediately suspended upon the filing of the Form 15F, and the deregistration will become effective 90 days later, unless the SEC objects or the Form 15F is withdrawn by the Company before then.
The Company’s ordinary shares currently continue to be listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The Company was previously granted a waiver from complying with the requirements of the SGX-ST Listing Manual because it was registered with the SEC and subject to the reporting obligations under the Exchange Act. Upon the suspension of the Company’s reporting obligations under the Exchange Act following the Company’s filing of the Form 15F, the Company became obligated to release announcements and reports in accordance with the SGX-ST Listing Manual. This Financial Statements and Dividend Announcement is prepared in accordance with the rules of the SGX-ST Listing Manual.

PART I — INFORMATION REQUIRED FOR QUARTERLY (Q1, Q2, Q3), HALF-YEAR AND FULL YEAR ANNOUNCEMENTS
1(a) An income statement (for the Group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended		Six Months Ended
	June 29,	June 28,	June 29,	June 28,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Net revenues	434,142	320,690	861,384	541,183
Cost of revenues	(359,452)	(272,289)	(712,156)	(494,952)

Gross profit	74,690	48,401	149,228	46,231

Operating expenses:
Selling, general and administrative	28,616	23,506	60,082	44,113
Research and development	9,279	9,771	19,284	17,396
Restructuring charges	—	—	900	12,933
Accelerated share-based compensation	1,562	—	1,562	—

Total operating expenses	39,457	33,277	81,828	74,442

Operating income (loss)	35,233	15,124	67,400	(28,211)

Other income (expense), net:
Interest income	1,376	473	2,811	1,123
Interest expense	(8,950)	(7,811)	(19,492)	(15,732)
Foreign currency exchange gain (loss)	2,053	(4,997)	5,261	(2,978)
Equity income (loss) from investment in equity investee	125	(278)	(11)	(1,258)
Other non-operating income (expense), net	578	81	1,306	(2,320)

Total other expense, net	(4,818)	(12,532)	(10,125)	(21,165)

Income (loss) before income taxes	30,415	2,592	57,275	(49,376)
Income tax expense	(7,009)	(362)	(14,629)	(782)

Net income (loss)	23,406	2,230	42,646	(50,158)
Less: Net (income) loss attributable to the noncontrolling interest	(1,290)	(7)	(2,677)	1,314

Net income (loss) attributable to STATS ChipPAC Ltd.	22,116	2,223	39,969	(48,844)

Income (loss) before income taxes of the Group is arrived at after charging / (crediting):

	Three Months Ended		Six Months Ended
	June 29,	June 28,	June 29,	June 28,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Depreciation and amortization	72,562	67,324	144,825	133,979
Allowance for doubtful debts	814	281	1,531	928
Bad debts written off	1	16	1	16
Write-off for stock obsolescence	753	1,124	1,342	3,039
Adjustment for under or overprovision of tax in respect of prior years	(365)	(1,321)	(365)	(1,321)
Additions/reductions for liability on unrecognized tax benefits for uncertain tax positions in respect of prior years	3,300	253	6,272	343
Loss (gain) on sale of property, plant and equipment	(103)	620	(367)	154

     1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year.

			Group		Company
			December 28,	June 28,	December 28,	June 28,
	Notes		2008	2009	2008	2009
			US$’000	US$’000	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	(A	)	295,916	272,767	146,281	114,040
Short-term marketable securities			41,314	36,598	—	—
Accounts receivable, net			139,520	173,810	52,301	55,759
Short-term amounts due from affiliates			10,791	7,426	1,556	1,045
Short-term amounts due from subsidiaries			—	—	643,619	683,043
Other receivables			8,357	13,172	2,490	7,441
Inventories	(B	)	60,717	61,641	13,306	14,220
Prepaid expenses and other current assets	(C	)	14,693	15,224	1,773	1,550

Total current assets			571,308	580,638	861,326	877,098
Long-term marketable securities			15,587	16,061	15,587	16,061
Long-term amounts due from affiliates			13,726	13,732	—	—
Property, plant and equipment, net	(D	)	1,216,342	1,129,283	227,636	219,419
Investment in equity investee			9,001	7,731	9,001	7,731
Investment in subsidiaries			—	—	1,030,329	1,000,833
Intangible assets	(E	)	44,762	42,603	12,024	13,127
Goodwill			551,132	551,132	—	—
Long-term restricted cash	(F	)	1,012	1,007	—	—
Prepaid expenses and other non-current assets	(C	)	24,193	16,357	9,140	3,343

Total assets			2,447,063	2,358,544	2,165,043	2,137,612

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables			118,227	125,521	11,086	20,538
Payables related to property, plant and equipment purchases			30,704	27,089	9,264	13,768
Accrued operating expenses			148,069	117,739	52,609	35,972
Income taxes payable			3,379	389	—	—
Short-term borrowings	(G	)	50,000	50,000	50,000	50,000
Short-term amounts due to affiliates			1,388	70	1,304	70
Short-term amounts due to subsidiaries			—	—	126,940	149,390
Current installments of long-term debts	(H	)	26,953	16,136	—	—

Total current liabilities			378,720	336,944	251,203	269,738
Long-term debts, excluding current installments	(H	)	396,500	401,085	365,000	363,000
Other non-current liabilities			64,144	60,023	183	32

Total liabilities			839,364	798,052	616,386	632,770

STATS ChipPAC Ltd. Shareholders’ Equity
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value;
Issued ordinary shares — 2,202,218,293 in 2008 and 2009			2,035,235	2,035,504	2,035,235	2,035,504
Accumulated other comprehensive loss			(12,308)	(7,548)	(12,308)	(7,548)
Accumulated deficit			(474,270)	(523,114)	(474,270)	(523,114)

Total shareholders’ equity attributable to STATS ChipPAC Ltd.			1,548,657	1,504,842	1,548,657	1,504,842
Noncontrolling interest			59,042	55,650	—	—

Total equity			1,607,699	1,560,492	1,548,657	1,504,842

Total liabilities and equity			2,447,063	2,358,544	2,165,043	2,137,612

1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year (cont’d).
Notes:

(A)	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	Group		Company
	December 28,	June 28,	December 28,	June 28,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Cash at banks and on hand	88,800	145,353	17,091	31,343
Cash equivalents
Bank fixed deposits	141,924	97,256	106,897	70,000
Money market funds	65,192	30,158	22,293	12,697

	295,916	272,767	146,281	114,040

(B)	Inventories

Inventories consist of the following:

	Group		Company
	December 28,	June 28,	December 28,	June 28,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Raw materials	50,775	46,669	8,503	8,662
Work-in-progress	8,328	13,500	4,427	4,889
Finished goods	1,614	1,472	376	669

	60,717	61,641	13,306	14,220

(C)	Prepaid expenses and other assets

Prepaid expenses and other current assets consist of the following:

	Group		Company
	December 28,	June 28,	December 28,	June 28,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Other prepayments and assets	9,999	10,526	1,773	1,550
Deferred income tax assets	4,694	4,698	—	—

	14,693	15,224	1,773	1,550

Prepaid expenses and other non-current assets consist of the following:

	Group		Company
	December 28,	June 28,	December 28,	June 28,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Deferred income tax assets	13,095	11,253	—	—
Other deposits	295	290	—	—
Debt issuance cost, net of accumulated amortization	4,212	3,343	4,212	3,343
Assets held for sale	43	—	—	—
Others	6,548	1,471	4,928	—

	24,193	16,357	9,140	3,343

(D)	Property, plant and equipment

Property, plant and equipment consist of the following:

	Group		Company
	December 28,	June 28,	December 28,	June 28,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Cost:
Freehold land	10,703	10,734	—	—
Leasehold land and land use rights	19,864	19,864	—	—
Buildings, mechanical and electrical installation	269,046	274,547	64,119	64,085
Equipment	2,216,667	2,196,954	792,909	764,257

Total cost	2,516,280	2,502,099	857,028	828,342
Total accumulated depreciation	(1,299,938)	(1,372,816)	(629,392)	(608,923)

Property, plant and equipment, net	1,216,342	1,129,283	227,636	219,419

(E)	Intangible assets

Intangible assets consist of the following:

	Group		Company
	December 28,	June 28,	December 28,	June 28,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Cost:
Tradenames	7,700	7,700	—	—
Technology and intellectual property	32,000	32,000	—	—
Customer relationships	99,300	99,300	—	—
Software, licences and others	43,990	45,877	13,700	15,144

Total cost	182,990	184,877	13,700	15,144
Total accumulated amortization	(138,228)	(142,274)	(1,676)	(2,017)

Intangible assets, net	44,762	42,603	12,024	13,127

(F)	Restricted cash

Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At each of December 28, 2008 and June 28, 2009, $1.0 million was held as long-term restricted cash.

(G)	Short-term borrowings

The Company has a line of credit from Bank of America with a credit limit of US$50.0 million, of which US$50.0 million was outstanding as of June 28, 2009 over two loan tranches of US$25.0 million each. The principal and interest of the two loan tranches of US$25.0 million each are payable at maturity in August 2009 and December 2009, respectively. These two loan tranches bear interest rate of 2.38% per annum and 2.61% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months. These two tranches represent the principal payable of the two tranches of US$25.0 million each that were due to mature in May 2009 and June 2009 which the Company rolled forward for a period of three months and six months, respectively.

(H)	Long-term debts
— US$215.0 million 6.75% Senior Notes due 2011
On November 18, 2004, the Company issued US$215.0 million of senior unsecured notes due November 15, 2011, for net proceeds of US$210.5 million. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year.

In March 2009, the Company repurchased US$2.0 million aggregate principal amount of its US$215.0 million 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). The Company financed the repurchase of these senior notes with its existing cash on hand. As a result, the Company recognized a gain on repurchase of senior notes of US$0.3 million in the three months ended March 29, 2009. The Company has deposited the repurchased US$2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, these senior notes have thereupon ceased to be outstanding or to accrue interest in the Company’s financial statements.

— US$150.0 million 7.5% Senior Notes due 2010

On July 19, 2005, the Company issued US$150.0 million of senior unsecured notes due July 19, 2010 for net proceeds of US$146.5 million. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year.

— Other long-term debts

In October 2007, STATS ChipPAC (Thailand) Limited issued a US$50.0 million promissory note carrying interest, payable annually, of 6% per annum to LSI Corporation (“LSI”) in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI under the promissory note, after contractual netting of certain receivables from LSI of US$3.2 million, amounted to US$46.8 million. The promissory note is payable over annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million over four years commencing October 2, 2008. The first annual installment of US$20.0 million was paid to LSI in 2008. As of June 28, 2009, the amount payable to LSI under the promissory note was $26.8 million.

STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank with a credit limit of US$25.0 million. In 2006, STATS ChipPAC Korea Ltd. borrowed US$12.0 million under this facility to finance its purchase of a building and land in South Korea. In 2007, STATS ChipPAC Korea Ltd. borrowed an additional US$3.6 million under this facility. The credit limit under these lines of credit was decreased to US$6.6 million in February 2009. As of March 29, 2009, the interest rate for the US$12.0 million loan was 3.7% per annum and the interest rate for the US$3.6 million loan was 2.6% per annum. Interest was payable on a monthly basis. The principal on the US$12.0 million loan was repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the US$3.6 million loan was repayable at maturity in June 2009. In June 2009, STATS ChipPAC Korea Ltd. rolled forward the remaining principal amount of US$1.5 million outstanding under the US$12.0 million loan and the US$3.6 million loan, aggregating US$5.1 million, as a loan under one facility with a credit limit of US$5.1 million. The interest on this US$5.1 million line of credit is payable on a monthly basis. The principal is repayable at maturity in June 2010. As of June 28, 2009 the line of credit bore an interest rate of 8.9% per annum. As of June 28, 2009, US$0.6 million was held as a restricted deposit with Hana Bank. The loan is secured by a pledge of land and a building with a combined net book value of US$25.9 million as of June 28, 2009. As of June 28, 2009, US$5.1 million of the loan was outstanding.

STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately US$109.5 million based on exchange rate as of June 28, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility was not available for further drawdown. As of June 28, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately US$21.3 million based on exchange rate as of June 28, 2009) under the term loan facility. The principal and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately US$18.9 million based on exchange rate as of June 28, 2009) loan with new credit facilities of NT$873.0 million (approximately US$26.6 million as of June 28, 2009) obtained from various bank and financial institutions. As of June 28, 2009, US$19.0 million of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.74% to 2.0% per annum and maturities ranging from May 2011 to August 2012.

Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately US$9.1 million as of June 28, 2009) credit facility from Mega Bank of which NT$0.1 billion (approximately US$3.4 million as of June 28, 2009) borrowings was outstanding as of June 28, 2009. This credit facility bore an interest rate of 1.7% per annum and expires in August 2012.

1(b)(ii) In relation to the aggregate amount of the Group’s borrowings and debt securities, specify the following at the end of the current financial period reported on with comparative figures as at the end of the immediately preceding financial year.

	December 28, 2008		June 28, 2009
	Secured	Unsecured	Secured	Unsecured
	US$’000	US$’000	US$’000	US$’000

(a) Repayable within 1 year	7,631	69,322	6,136	60,000
(b) Repayable after 1 year	2,835	393,665	2,332	398,753

	10,466	462,987	8,468	458,753

As of June 28, 2009, the Group’s total debt outstanding consisted of US$467.2 million of borrowings, which included US$150.0 million of the Company’s 7.5% Senior Notes due 2010, US$213.0 million of the Company’s 6.75% Senior Notes due 2011 and other long-term and short-term borrowings.

(c)	Details of the collaterals:

Long-term debts of US$8.5 million and US$10.5 million were secured by certain of the Group’s property, plant and equipment with net book value of US$32.3 million and US$33.0 million as at June 28, 2009 and December 28, 2008, respectively.

The Company’s 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by certain subsidiaries of the Company.

1(c) A cash flow statement (for the Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended		Six Months Ended
	June 29,	June 28,	June 29,	June 28,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	22,116	2,223	39,969	(48,844)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	72,119	66,880	142,903	133,134
Debt issuance cost amortization	443	444	1,922	845
Loss (gain) on sale of property, plant and equipment	(103)	620	(367)	154
Accretion of discount on convertible notes	35	—	66	—
Gain from repurchase of senior notes	—	—	—	(276)
Foreign currency exchange (gain) loss	(499)	426	1,015	(49)
Share-based compensation expense	1,899	122	3,139	270
Deferred income taxes	(520)	1,013	1,452	1,086
Net income (loss) attributable to the noncontrolling interest	1,290	7	2,677	(1,314)
Equity (income) loss from investment in equity investee	(125)	278	11	1,258
Others	204	8	265	(421)
Changes in operating working capital:
Accounts receivable	(21,430)	(39,537)	(14,417)	(34,290)
Amounts due from affiliates	(3,081)	(398)	(5,330)	3,359
Inventories	(2,042)	(7,932)	(2,235)	(924)
Other receivables, prepaid expenses and other assets	1,992	(5,151)	(6,439)	(187)
Accounts payable, accrued operating expenses and other payables	8,746	20,010	13,490	(27,122)
Amounts due to affiliates	86	(60)	(55)	(1,318)

Net cash provided by operating activities	81,130	38,953	178,066	25,361

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	4,457	13,095	11,930	15,663
Proceeds from maturity of marketable securities	6,175	6,037	10,764	18,729
Purchases of marketable securities	(8,208)	(6,761)	(41,116)	(29,326)
Acquisition of intangible assets	(1,596)	(1,212)	(3,941)	(2,783)
Purchases of property, plant and equipment	(68,286)	(21,205)	(139,513)	(45,458)
Proceeds on sale of assets held for sale	4,638	5	11,399	479
Others, net	1,071	182	1,470	318

Net cash used in investing activities	(61,749)	(9,859)	(149,007)	(42,378)

Cash Flows From Financing Activities
Repayment of short-term debts	(300)	—	(300)	(5,035)
Repayment of long-term debts	(2,199)	(19,062)	(4,083)	(23,086)
Proceeds from issuance of shares	2	—	6,152	—
Repurchase and redemption of senior and convertible notes	(4,486)	—	(22,057)	(2,000)
Proceeds from bank borrowings	—	18,805	—	23,840
(Increase) decrease in restricted cash	347	(11)	266	(19)
Grant received	98	—	98	—

Net cash used in financing activities	(6,538)	(268)	(19,924)	(6,300)

Net increase (decrease) in cash and cash equivalents	12,843	28,826	9,135	(23,317)
Effect of exchange rate changes on cash and cash equivalents	99	317	96	168
Cash and cash equivalents at beginning of the period	209,750	243,624	213,461	295,916

Cash and cash equivalents at end of the period	222,692	272,767	222,692	272,767

1(d)(i) A statement (for the Issuer and Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.
Three Months Ended June 29, 2008

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at March 30, 2008	1,899,001	(798)	(482,119)	1,416,084	66,194	1,482,278
Share issuances	136,183	—	—	136,183	—	136,183
Share-based compensation	1,899	—	—	1,899		1,899
Effect of subsidiary’s equity transaction	43	—	—	43	5	48
Dividends paid	—	—	—	—	(4,016)	(4,016)
Net income	—	—	22,116	22,116	1,290	23,406
Unrealized loss on available-for-sale marketable securities	—	(371)	—	(371)	—	(371)
Unrealized loss on hedging instruments	—	(4,879)	—	(4,879)	—	(4,879)
Realized loss on hedging instruments	—	1,261	—	1,261	—	1,261
Foreign currency translation adjustment	—	(588)	—	(588)	(1,370)	(1,958)

Balance at June 29, 2008	2,037,126	(5,375)	(460,003)	1,571,748	62,103	1,633,851

Three Months Ended June 28, 2009

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at March 29, 2009	2,035,464	(9,727)	(525,337)	1,500,400	56,080	1,556,480
Share issuances	—	—	—	—	—	—
Share-based compensation	1	—	—	1	—	1
Effect of subsidiary’s equity transaction	39	—	—	39	—	39
Dividends paid	—	—	—	—	(2,248)	(2,248)
Net loss	—	—	2,223	2,223	7	2,230
Unrealized gain on available-for-sale marketable securities	—	451	—	451	(3)	448
Unrealized loss on hedging instruments	—	(287)	—	(287)	—	(287)
Realized loss on hedging instruments	—	241	—	241	—	241
Foreign currency translation adjustment	—	1,774	—	1,774	1,814	3,588

Balance at June 28, 2009	2,035,504	(7,548)	(523,114)	1,504,842	55,650	1,560,492

Six Months Ended June 29, 2008

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 30, 2007	1,891,546	(7,605)	(499,972)	1,383,969	59,797	1,443,766
Share issuances	142,333	—	—	142,333	—	142,333
Share-based compensation	3,139	—	—	3,139	—	3,139
Effect of subsidiary’s equity transaction	108	—	—	108	10	118
Dividends paid	—	—	—	—	(4,016)	(4,016)
Net income	—	—	39,969	39,969	2,677	42,646
Unrealized gain on available-for-sale marketable securities	—	142	—	142	—	142
Unrealized loss on hedging instruments	—	(5,010)	—	(5,010)	—	(5,010)
Realized loss on hedging instruments	—	2,243	—	2,243	—	2,243
Foreign currency translation adjustment	—	4,855	—	4,855	3,635	8,490

Balance at June 29, 2008	2,037,126	(5,375)	(460,003)	1,571,748	62,103	1,633,851

Six Months Ended June 28, 2009

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 28, 2008	2,035,235	(12,308)	(474,270)	1,548,657	59,042	1,607,699
Share issuances	—	—	—	—	—	—
Share-based compensation	3	—	—	3	—	3
Effect of subsidiary’s equity transaction	266	—	—	266	(201)	65
Dividends paid	—	—	—	—	(2,248)	(2,248)
Net loss	—	—	(48,844)	(48,844)	(1,314)	(50,158)
Unrealized gain on available-for-sale marketable securities	—	475	—	475	—	475
Unrealized loss on hedging instruments	—	(2,457)	—	(2,457)	—	(2,457)
Realized loss on hedging instruments	—	6,524	—	6,524	—	6,524
Foreign currency translation adjustment	—	218	—	218	371	589

Balance at June 28, 2009	2,035,504	(7,548)	(523,114)	1,504,842	55,650	1,560,492

Note:	Under US GAAP, the Company equity accounts for investment in its’ subsidiaries.

1(d)(ii) Details of any changes in the Company’s share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

	Number of shares
	June 29,	June 28,
	2008	2009

Issued shares outstanding at December 30, 2007 and December 28, 2008	2,047,333,363	2,202,218,293
Issue of shares pursuant to share plans	154,826,909	—

Issued shares outstanding at June 29, 2008 and June 28, 2009	2,202,160,272	2,202,218,293

Options outstanding	15,305,649	13,093,169

Convertible Notes
The Group did not have any outstanding convertible notes as at June 29, 2008 and June 28, 2009.
Treasury Shares
The Group did not have any treasury shares as at June 29, 2008 and June 28, 2009.
1(d)(iii) Total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	December 28,	June 28,
	2008	2009

Total number of issued shares excluding treasury shares	2,202,218,293	2,202,218,293
1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.
Not applicable.
2 Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.
The figures, prepared in accordance with US GAAP, have not been audited or reviewed by the Group’s auditors. The financial statements as of December 28, 2008 were derived from the Group’s audited consolidated financial statements.
3 Where the figures have been audited or reviewed, the auditors’ report (including any qualifications or emphasis of matter).
Not applicable.

4 Whether the same accounting policies and methods of computation as in the Issuer’s most recently audited annual financial statements have been applied.
Except as set out in Section 5 of this announcement, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period as those used in the most recently audited annual financial statements.
5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.
SFAS No. 157, “Fair Value Measurements”
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Group adopted SFAS 157 for financial assets and financial liabilities in 2008 and its adoption did not have a material impact on the Group’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. The Group adopted FSP157-2 at the beginning of the first quarter of 2009. The Group’s adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are not measured and recorded at fair value on a recurring basis did not have a significant impact on the Group’s consolidated financial position and results of operations. In October 2008, the FASB issued staff position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The Group’s adoption of FSP 157-3 did not have an effect on the Group’s consolidated financial position and results of operations.
Fair Value Measurements
SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The Group utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Assets and Liabilities Measured and Recorded at Fair Values on a Recurring Basis
Assets and liabilities measures and recorded at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of June 28, 2009:

	Fair value measurement as of
	June 28, 2009
	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000

Assets
Short-term marketable securities	36,599	—	—	36,599
Other receivables (foreign currency forward contracts)	—	1	—	1
Long-term marketable securities	16,061	—	—	16,061

Total liabilities measured and recorded at fair value	52,660	1	—	52,661

Liabilities
Accrued operating expenses (foreign currency forward contracts)	—	47	—	47

Total liabilities measured and recorded at fair value	—	47	—	47

SFAS No. 141(R), “Business Combinations”
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Group adopted SFAS 141(R) at the beginning of the first quarter of 2009 and the adoption did not have a material impact on its financial statements; however, since the Group acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if there are subsequent changes in these valuation allowances. As of June 28, 2009, the Group has established deferred tax valuation allowances of $33.9 million in purchase accounting.
SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Group’s adoption of SFAS 160 at the beginning of the first quarter of 2009 did not have a material impact on the Group’s consolidated financial position and results of operations.
SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133”
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 at the beginning of the first quarter of 2009 did not have a material impact on the Group’s consolidated financial position and results of operations.
Derivative Instruments and Hedging Activities
The Group recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income (“OCI”) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Ineffectiveness of the hedge or termination of the hedged transaction requires amounts to be classified from other comprehensive income (loss) to earnings.
The Group operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Group has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At June 28, 2009, the Group has no outstanding foreign currency forward contracts which qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In each of the three and six months ended June 28, 2009, the Group had realized loss of US$4.1 million and US$6.5 million, respectively. on its foreign currency forward contracts qualifying as cash flow hedges. In the three months ended March 29, 2009, the Group have included in earnings, loss on hedging of $0.4 million due to unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.

The following shows the Group’s derivative instruments measured at gross fair value as reflected in the Balance Sheet as of June 28, 2009:

June 28, 2009
Accrued
	Other	operating
	receivables	expenses
	US$’000	US$’000

Derivatives designated as hedging instruments
Foreign currency forward contracts	1	47

Derivatives not designated as hedging instruments
Foreign currency forward contracts	—	—

Derivative in SFAS 133 Fair Value Hedging Relationships
The following show the effect of the Group’s derivative instruments designated as cash flow hedges in the Income Statement as of June 28, 2009:

Six Months Ended June 28, 2009
		Location of		Location of	Location of
	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)
	Recognized in	Reclassified	Reclassified	Reclassified	Reclassified
	OCI on	from OCI into	from OCI into	from OCI into	from OCI into
	Derivative	Income —	Income —	Income —	Income —
	— Effective	Effective	Effective	Ineffective	Ineffective
	Portion	Portion	Portion	Portion	Portion
	US$’000	US$’000	US$’000	US$’000	US$’000

		Cost of revenues	(6,522)	Cost of revenues	—
Foreign currency forward contracts	(2,457)	Other non-operating income (expense), net	(2)	Other non-operating income (expense), net	—

Total	(2,457)		(6,524)		—

FSP FAS 157-4, “Determining Whether a Market is Not Active and a Transaction is Not Distressed”, FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” and FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”
In April 2009, the FASB issued three Staff Positions (“FSPs”) to address concerns about measuring the fair value of financial instruments when the markets become inactive and quoted prices may reflect distressed transactions, recording impairment charges on investments in debt instruments, and requiring the disclosure of fair value of certain financial instruments in interim financial statements. FSP FAS 157-4, “Determining Whether a Market is Not Active and a Transaction is Not Distressed,” provides additional guidance to highlight and expand on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of an impairment charge to be reported in earnings. FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” increases the frequency of fair value disclosures from annual only to quarterly. All three FSPs are effective for interim periods ending after June 15, 2009, with the option to early adopt for interim periods ending after March 15, 2009. The adoption of the three FSPs did not have a material impact on the Group’s consolidated financial position and results of operations.
FAS 165, “Subsequent Event”
In May 2009, the FASB issued FAS 165, “Subsequent Events” (“SFAS 165”), which established principles and requirements for recognition and disclosure of subsequent events. The statement details the period after the balance sheet date during which a company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which a company should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. This statement is effective for interim or annual reporting periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on the Group’s consolidated financial position and results of operations.

FASB Accounting Standards Codification
In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the “Codification”) will become the single official source of authoritative US GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative US GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. The Group will apply the Codification beginning in the third quarter of fiscal 2009.
6 Earnings per ordinary share (“EPS”) of the Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends:-
(a) based on the weighted average number of ordinary shares on issue; and
(b) on a fully diluted basis (detailing any adjustments made to the earnings).

	Three Months Ended				Six Months Ended
	June 29,		June 28,		June 29,		June 28,
	2008		2009		2008		2009

Net income (loss) per ordinary shares attributable to STATS ChipPAC Ltd.
— Basic	US$	0.01	US$	0.00	US$	0.02	US$	(0.02)
— Diluted	US$	0.01	US$	0.00	US$	0.02	US$	(0.02)
Ordinary shares (in thousands) used in per ordinary shares calculation:
— Basic		2,118,538		2,202,218		2,085,687		2,202,218
— Diluted		2,120,798		2,202,223		2,089,239		2,202,218
7 Net asset value (for the Issuer and Group) per ordinary share based on the total number of issued shares excluding treasury shares of the Issuer at the end of the:-
(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group		Company
	At December 28,	At June 28,	At December 28,	At June 28,
	2008	2009	2008	2009

Net asset value per ordinary shares	US$0.73	US$0.71	US$0.70	US$0.68
The net asset value per ordinary share of the Group and the Company as at December 28, 2008 and June 28, 2009 is calculated based on the total issued number of ordinary shares of 2,202,218,293.
8 A review of performance of the Group, to the extent necessary for a reasonable understanding of the Group’s business. It must include a discussion of the following:-
(a) any significant factors that affected the turnover, costs and earnings of the Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the Group during the current financial period reported on.
Please refer to attached appendix: “Management Discussion and Analysis of Financial Condition and Results of Operations.”
9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.
No forecast or prospect statement had been issued for the current reporting period.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.
Please refer to attached appendix: “Management Discussion and Analysis of Financial Condition and Results of Operations.”
11 If a decision regarding dividend has been made:-
(a) Whether an interim (final) ordinary dividend has been declared (recommended); and
Not applicable.
(b)(i) Amount per share (cents)
Not applicable.
(b)(ii) Previous corresponding period (cents)
Not applicable.
(c) Whether the dividend is before tax, net of tax or tax exempt. If before tax or net of tax, state the tax rate and the country where the dividend is derived. (If the dividend is not taxable in the hands of shareholders, this must be stated).
Not applicable.
(d) The date the dividend is payable.
Not applicable.
(e) Book closure date.
Not applicable.
12 If no dividend has been declared (recommended), a statement to that effect.
No dividend has been declared or recommended for the current reporting period.
PART II — ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
13 Segmented revenue and results for business or geographical segments (of the Group) in the form presented in the Issuer’s most recently audited annual financial statements, with comparative information for the immediately preceding year.
Not applicable.
14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.
Not applicable.
15 A breakdown of the Group’s sales.
Not applicable.
16 A breakdown of the total annual dividend (in dollar value) for the Issuer’s latest full year and its previous full year.
Not applicable.

17 Confirmation pursuant to Rule 705(5) of the Listing Manual
The Directors hereby confirm that, to the best of their knowledge, nothing has come to their attention which may render the unaudited financial statements for the three and six months ended June 28, 2009 to be false or misleading in any material aspect.
ON BEHALF OF THE BOARD OF DIRECTORS

Charles R. Wofford	Tan Lay Koon
Chairman	President and Chief Executive Officer
BY ORDER OF THE BOARD
Elaine Sin
Company Secretary
July 28, 2009